

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2024

Raul Parra
Chief Financial Officer and Treasurer
MERIT MEDICAL SYSTEMS INC
1600 West Merit Parkway
South Jordan , Utah 84095

> **Re: MERIT MEDICAL SYSTEMS INC**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **Form 8-K Filed February 28, 2024**
> **Response Letter Dated July 12, 2024**
> **File No. 000-18592**

Dear Raul Parra:

We have reviewed your July 12, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Form 8-K Filed February 28, 2024

Exhibit 99.1

1. We note your response to our comment letter. Based on the information provided for the Foundations for Growth Program costs captured in the corporate transformation and restructuring non-GAAP adjustment, these costs appear to have been incurred in the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please confirm that you will no longer exclude the corporate transformation costs from your non-GAAP measures.

Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services